August 12, 2022

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust (the “Trust”)

Registration Statement on Form N-14 (the “Registration Statement”)

File No.: 333-265923

Dear Ms. White:

This correspondence responds to legal comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on July 21, 2022 and August 10, 2022, with respect to the Registration Statement on Form N-14 under the Securities Act of 1933 to register shares of beneficial interest (“Shares”) in the EA Bridgeway Blue Chip ETF (the “Fund” or the “Acquiring Fund”), a series of the Trust, to be issued in connection with the reorganization of the Blue Chip Fund, a series of Bridgeway Funds, Inc. with and into the Acquiring Fund. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	Comment: Please file a form of proxy card.

Response: The Registrant will file a form of proxy card with the Registration Statement.

2.	Comment: Please confirm supplementally that a virtual shareholder meeting is permitted under the Target Fund’s governing documents and Maryland law. Please include citations to the governing documents and Maryland law.

Response: The Registrant confirms that a virtual shareholder meeting is permitted under the Target Fund’s governing documents and applicable provisions of Maryland law. See Section 2-503 of the Maryland Corporation Law. In addition, please also see Article I, Section 1 to the Amended and Restated By-Laws of Bridgeway Funds, Inc., as amended, dated as of May 13, 2021, filed electronically as an exhibit to Post-Effective Amendment No. 61 on October 26, 2021:

Section 1. Place of Meetings. All meetings of the shareholders shall be held at the principal office of the Corporation (which term as used herein shall, together with all other terms defined in the Articles of Incorporation, have the same meaning as in the Articles of Incorporation) in the State of Maryland or at such other place as may from time to time be designated by the Board of Directors and stated in the notice of meeting. Notwithstanding anything to the contrary contained in these Bylaws, the Board of Directors is authorized to determine that a meeting of shareholders be held by remote communication in accordance with Section 2-503 of the Maryland Corporation Law or any successor provision thereof.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

3.	Comment: On page i (and in any other location the documents are referenced), please include hyperlinks to the Acquiring Fund Prospectus and Statement of Additional Information (“SAI”) when available.

Response: The Registrant will update the Registration Statement upon effectiveness of the Acquiring Fund’s Prospectus and SAI.

4.	Comment: On page 1, under the Summary section, please disclose in an appropriate place that the Acquiring Fund has a manager of managers order and what this difference means.

Response: The Registrant has added the following disclosure as the second and third paragraphs under the section titled “Will the Reorganization affect the way my investments are managed?”:

Bridgeway Capital Management, LLC (“Bridgeway”), 20 Greenway Plaza, Suite 450, Houston, Texas 77046, serves as investment manager to the Target Fund and also provides certain administrative and oversight services to the Fund. Empowered Funds, LLC, dba EA Advisers (“EA Advisers”), 19 East Eagle Road Havertown, PA 19083 serves as investment manager to the Acquiring Fund and also provides certain administrative and oversight services to the Acquiring Fund. EA Advisers is wholly-owned by Alpha Architect LLC. EA Advisers selects the Acquiring Fund’s sub-adviser and oversees the sub-adviser’s management of the Acquiring Fund. EA Advisers also provides trading, execution and various other administrative services and supervises the overall daily affairs of the Acquiring Fund.

EA Advisers and the ETF Trust have received an exemptive order (the “Order”) from the SEC that allows the Acquiring Fund to operate in a “manager of managers” structure whereby EA Advisers can appoint and replace unaffiliated sub-advisers, and enter into, amend and terminate sub-advisory agreements with such sub-advisers, each subject to ETF Trust Board approval, but without obtaining prior shareholder approval (“Manager of Managers Structure”). The Acquiring Fund will, however, inform shareholders of the hiring of any new sub-adviser within 90 days after the hiring. The Order provides the Acquiring Fund with greater flexibility and efficiency by preventing the Acquiring Fund from incurring the expense and delays associated with obtaining shareholder approval of such sub-advisory agreements. Bridgeway Funds, and the Target Fund in specific, does not have a similar exemptive order.

5.	Comment: On page 1, under the Summary section and heading “How Will the Reorganization Affect Me?” please clarify, if accurate, that a shareholder’s brokerage account statement will reflect that shareholder’s investment value based on market value instead of net asset value (“NAV”).

Response: The Registrant has updated the above-referenced section as follows:

If the Reorganization is completed, you will cease to be a shareholder of the Target Fund and will become a shareholder of the Acquiring Fund. Upon completion of the Reorganization, Target Fund shareholders will own shares of the Acquiring Fund having an aggregate NAV equal to the aggregate NAV of the shares of the Target Fund (“Target Fund Shares”) that were owned immediately prior to the Reorganization. Shares of the Acquiring Fund will be transferred to a shareholder’s brokerage account, or if a shareholder does not have a brokerage account, the shares will be held by a stock transfer agent until a brokerage account is identified. A shareholder’s brokerage account statement will reflect a shareholder’s investment value based on market value instead of net asset value (i.e., NAV). If the shares are not transferred into a brokerage account within six months of the date of the Reorganization, the account ~~will~~ may be converted to cash (subject to applicable federal or state laws, including, but not limited to those concerning unclaimed property). However, shares of the Acquiring Fund are not issued in fractional shares. As a result, the Target Fund will redeem any fractional shares held by shareholders at NAV immediately prior to the Reorganization. Such redemption will result in a cash payment, which is expected to be small and will result in taxable gain or loss for shareholders who hold such fractional shares in a taxable account. Shareholders should consult their tax advisors to determine the effect of such redemption.

6.	Comment: In the same section, second paragraph, please clearly state that individual investors will no longer be able to redeem shares directly from the Target Fund at NAV and must rely on the ability to sell shares on the exchange if they need liquidity.

Response: The Registrant has updated this paragraph as follows:

After the Reorganization, individual shares of the Acquiring Fund may only be purchased and sold on the NYSE, other national securities exchanges, electronic crossing networks and other alternative trading systems. Should a former Target Fund shareholder decide to purchase or sell shares in the Acquiring Fund after the Reorganization, the shareholder will need to place a trade through a broker who will execute the trade on an exchange at prevailing market prices. Because Acquiring Fund Shares trade at market prices rather than at NAV, Acquiring Fund Shares may trade at a price less than (discount) or greater than (premium) the Acquiring Fund’s NAV. Accordingly, former Target Fund shareholders will no longer be able to redeem shares directly from the Target Fund at NAV and must rely on the ability to sell shares on the NYSE. As with all ETFs, your broker may charge a commission for purchase and sale transactions, although ETFs trade with no transaction fees (“NTF”) on many platforms.

7.	Comment: On page 3, under the heading “How do the fees and expenses of the Acquiring Fund compare to the fees and expenses of the Target Fund?” please include an N-1A compliant fee table that shows management fees, 12b-1 fees and other expenses and the effects of contractual fee waivers.

Response: The Registrant has updated the above-referenced section to include the requested fee table.

8.	Comment: In the same section on page 3, please prominently disclose that the current management fee for the Acquiring Fund is higher than the Target Fund.

Response: The first paragraph is hereby replaced as follows:

The expense ratio for the Acquiring Fund will be the same as the net expense ratio of the Target Fund, however the management fee for the Acquiring Fund is higher than the Target Fund because the Acquiring Fund is subject to a unitary fee structure. Below is a table comparing the Annual Fund Operating Expenses of the Target Fund and the Acquiring Fund:

9.	Comment: On page 4, under the heading “What are some features of ETFs that differ from mutual funds?” please balance this disclosure by pairing it with or incorporate the discussion on the unique risks of ETFs as compared to those of mutual funds.

Response: The Registrant has added the following sentence at the end of the above-referenced section:

In addition, the Acquiring Fund is subject to certain risks unique to operating as an ETF. For more information, see “Are there any differences in risks between the Target Fund and the Acquiring Fund?” above.

10.	Comment: On page 5, under the heading “How do the purchase procedures of the Funds compare?” please disclose that Acquiring Fund shares will be subject to a brokerage commission or other charges by broker-dealers.

Response: The Registrant has updated the above-referenced section to add the following paragraph:

Brokerage Commissions. When buying and selling shares of an ETF through a financial intermediary, a shareholder may incur brokerage or other charges determined by the financial intermediary, although ETFs trade with no transaction fees (NTF) on many platforms. In addition, a shareholder of an ETF, such as the Acquiring Fund, may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares (bid) and the lowest price a seller is willing to accept for shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

11.	Comment: On page 5, under the heading “How do the redemption procedures and exchange privileges of the Funds compare? please include a similar sentence to the last sentence in the first paragraph under “How do the purchase procedures of the Funds compare?”

Response: The Registrant has updated the above-referenced section as follows:

Shares of the Target Fund may be sold (redeemed) at the next calculated NAV directly with the Target Fund each day that the NYSE is scheduled to be open for business. Unlike the Target Fund, individual shares of the Acquiring Fund are not sold at NAV per share directly by the Acquiring Fund. Shares of the Acquiring Fund generally may only be sold on exchanges and other trading platforms. Acquiring Fund Shares may be redeemed only on the NYSE, other national securities exchanges, electronic crossing networks and other alternative trading systems through your broker-dealer at market determined prices, which means that the market price per share of the ETF may be higher or lower than the ETF’s NAV per share, and may be higher or lower than the ETF’s next calculated NAV at the close of the trading day.

12.	Comment: Please incorporate comment 10 into the “How do the redemption procedures and exchange privileges of the Funds compare?” section.

Response: The Registrant has added the same paragraph noted in the response to comment 10 into the above-referenced section.

13.	Comment: On page 5, under the heading “How do the redemption procedures and exchange privileges of the Funds compare?” in the last sentence of the second paragraph, please delete “with only one class of shares.”

Response: The Registrant has deleted the above-referenced disclosure as requested.

14.	Comment: On page 6, last paragraph, please include the contact information for the Stock Transfer Agent.

Response: The telephone number for the Stock Transfer Agent will be added prior to the completion of the Registration Statement. The following sentence has been added to the end of this paragraph:

You may contact the Stock Transfer Agent after conversion by calling 800-236-4214.

15.	Comment: On page 8, last paragraph, last sentence, please briefly discuss whether the differences in fundamental restrictions will result in any differences in the Fund’s management.

Response: The Registrant has updated the above-referenced paragraph as follows:

The Target Fund and Acquiring Fund have adopted similar fundamental investment policies and restrictions regarding borrowing money, acting as underwriter, making loans, purchasing or selling real estate or physical commodities, issuing senior securities, concentrating in an industry, and operating as a diversified fund as defined by the 1940 Act. The Target Fund has adopted additional fundamental investment restrictions regarding the purchase of derivatives, the purchase of securities on margin, and the purchase of investments for the purpose of exercising control or management. Any differences between the Target Fund and Acquiring Fund fundamental investment policies and restrictions will not result in any material differences in the management between the Target Fund and the Acquiring Fund.

16.	Comment: On page 10, under the heading “What are the redemption procedures and exchange privileges of the Funds?” in the last sentence of that section, please delete “with only one class of shares.”

Response: The Registrant has deleted the above-referenced disclosure as requested.

17.	Comment: On page 10, under Fund management team, for clarity please revise the Fund’s management team discussion to clarify that the PMs for the Acquired Fund will be the same as the Target Fund.

Response: The Registrant has updated the above-referenced section as follows:

Fund Management Team. The portfolio managers have responsibility for the day-to-day management of the Funds and operate as a team to develop ideas and implement investment strategy for each Fund. The day-to-day portfolio management of each Fund is the responsibility of Bridgeway. The portfolio managers of the Acquiring Fund will be the same as the portfolio managers for the Target Fund.

18.	Comment: On page 11, under the heading “What are the Funds’ investment management fee rates?” does the Target Fund Adviser have any rights to recoup fees or expenses waived under the Investment Advisory Agreement? If so, please describe what will happen to previously waived fees or expenses if the Transaction is approved.

Response: The Registrant confirms that the Target Fund Adviser does not have any rights to recoup fees or expenses waived under the Investment Advisory Agreement between Bridgeway and the Target Fund.

19.	Comment: On page 12, footnote 2 to the fee table, please explain the estimated decline in Other Expenses.

Response: The Registrant has updated the above-referenced footnote to the fee table as follows:

Other Expenses are estimated for the current fiscal year. The Target Fund charges a management fee and any remaining Fund expenses are paid by the Target Fund, which are reflected as “Other Expenses.” Total expenses of the Target Fund are subject to an overall annual expense limitation. The Acquiring Fund charges a unitary fee and Acquiring Fund expenses are paid from the unitary fee. “Other Expenses” of the Acquiring Fund are estimated to be 0.00% for the first fiscal year because the Acquiring Fund does not reasonably estimate that the Fund will incur any expenses that are not otherwise paid for by the unitary management fee.

20.	Comment: On page 14, under the heading “What are other key features of the Funds?” please explain that the Acquiring Fund will not use the same service providers as the Target Fund and note any differences, as applicable.

Response: The Registrant has updated the first paragraph before the bulleted list of service providers as follows:

Service Providers. While the Target Fund and the Acquiring Fund use different service providers, the Funds receive substantially the same services from their respective service providers. As indicated below, the Funds use the following service providers:

21.	Comment: On page 17, with respect to the first sentence, please supplementally elaborate on the potential for lower Acquiring Fund expenses considering that the Acquiring Fund operates under a unitary fee structure, which pays the Acquiring Fund’s expenses.

Response: The Registrant respectfully submits that the Acquiring Fund’s advisory fee will be subject to contractual rate breakpoints in the following amounts:

0.15% on the first $3 billion

0.13% on the next $7 billion

0.12% on the next $10 billion

0.11% on assets above $20 billion

The Registrant has updated the Registration Statement to reflect the advisory fee breakpoints.

22.	Comment: On page 27 in the second paragraph under “VOTING INFORMATION” please explain supplementally how countering broker non-votes is consistent with NYSE Rule 452 given the non-routine nature of the proposal.

Response: The Registrant has deleted the following disclosure from the Registration Statement:

Certain broker-dealers may exercise discretion over shares held in their name for which no instructions are received by voting these shares in the same proportion as they vote shares for which they received instructions.

23.	Comment: With respect to the proxy card, please include the language required by Rule 14a-4(b)(i) under the Securities Exchange Act of 1934.

Response: The Trust has amended the proxy card by incorporating the required language.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall
Karen Aspinall
Trust Counsel